Exhibit B

FORM OF PROXY CARD

CERAGON NETWORKS LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
May 15, 2025

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint/s Ronen Stein and Hadar Vismunski Weinberg, Adv., or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorize/s them to represent and to vote as designated on the reverse side of this Proxy, all of the ordinary shares of Ceragon Networks Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on Thursday, April 17, 2025, that the shareholder(s) is/are entitled to vote at the annual general meeting of shareholders to be held at 4:00 PM (Israel time), on Thursday May 15, 2025, at the offices of the Company, 3 Uri Ariav st., Rosh Ha’Ayin, Israel 4810002 and any adjournment or postponement thereof (the "Meeting").

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).  IF NO SUCH DIRECTIONS ARE MADE BY THE SHAREHOLDER, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF. ABSTENTIONS WILL BE COUNTED AS PRESENT FOR PURPOSES OF DETERMINING A QUORUM BUT WILL NOT BE COUNTED IN CONNECTION WITH THE VOTE ON ANY PROPOSAL AS TO WHICH THE SHAREHOLDER HAS ABSTAINED.

 (Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CERAGON NETWORKS LTD.

May 15, 2025

Please date, sign and mail your proxy card in the envelope provided as soon as possible

THE BOARD OF DIRECTORS (THE “BOARD”) RECOMMENDS A VOTE “FOR” PROPOSALS NO. 1 TO 2 OF THE PROXY STATEMENT.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN

1. Approval of certain compensation terms for Mr. Doron Arazi, the Company’s Chief Executive Officer, including the CEO Cash Bonus Plan, the CEO Annual Grant.	☐	☐	☐

2. To approve an equity consideration to each of the Company’s directors, as part of their compensation for service as such.	☐	☐	☐

3. To re-appoint Kost Forer Gabbay & Kasierer, A Member of EY Global, as the Company’s independent auditor for the fiscal year ending December 31, 2025 and for the year commencing January 1, 2026 and until immediately following the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its Financial Audit Committee), to set the annual compensation of the independent auditor in accordance with the volume and nature of its services, as described in Proposal 3 of the Proxy Statement.
	☐	☐	☐

By executing this proxy card, the undersigned hereby confirms and declares that he, she, or it is not a “controlling shareholder” and does not have a “personal interest” in any of the above proposals, except if he, she, or it has notified the Company in writing and in advance on the existence of a “personal interest” in the approval of any of the above proposals.

If the undersigned or a related party of the undersigned is a controlling shareholder of the Company or has such “personal interest” in any of the above proposals, please notify the Company immediately in writing.

Under the Companies Law, 5759-1999 (the “Companies Law”), a person will be deemed to be a "Controlling Shareholder" if that person has the power to direct the activities of the company, other than by reason of serving as a director or other office holder of the company.

Under the Companies Law, a person is deemed to have a personal interest if he/she or any member of his or her immediate family, or the immediate family of his or her spouse, has a personal interest in the adoption of the proposal; or if a company, other than Ceragon, that is affiliated with such person or affiliated with his or her spouse, has a personal interest in the adoption of the proposal. A company is deemed to be affiliated with a person if such company is a company in which such person or a member of such person’s immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.

PLEASE NOTE THAT IT IS HIGHLY UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN ANY OF THE ABOVE PROPOSALS.

You are not deemed to have a personal interest in the adoption of a proposal if your interest in such proposal arises solely from your ownership of our shares.

For further information regarding the definition of “Controlling Shareholder” or "Personal Interest", please see the explanation under Proposal 1 of the Proxy Statement.

To change the address on your account, please check the box at right and indicate your new address in the address space above.    ☐

Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder                                                            Date

Signature of Shareholder                                                            Date

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.